Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

FINANCIAL REPORT   •   RAPPORT FINANCIER  •  FINANZBERICHT

Novartis delivered growth across all divisions in second quarter (cc); raises guidance for full year 2013

•	Group net sales increased 1% (+3% cc1) versus year ago to USD 14.5 billion in second quarter, up 2% (+4% cc) to USD 28.5 billion in first half

o	Core operating income was USD 3.8 billion (-2%, +2% cc) in second quarter, USD 7.5 billion
(0%, +4% cc) in first half

o	Core EPS was USD 1.30 (-4%, +1% cc) in second quarter, USD 2.62 (+1%, +5% cc) in first half

o	Free cash flow was USD 1.8 billion in second quarter, USD 3.1 billion in first half

•	Excluding impact of patent expiries, underlying performance demonstrates strong growth

o	Underlying net sales growth was 8% (cc) in second quarter and first half

o	Underlying core operating income up 18% (cc) in second quarter and up 17% (cc) in first half

•	Strong innovation continued, reinforcing growth prospects

o	Phase III study of AIN457 in psoriasis demonstrated superiority to current standard of care

o
Lucentis received EU approval for myopic choroidal neovascularization; FDA approved Ilaris in systemic juvenile idiopathic arthritis, Exelon Patch in severe Alzheimer’s disease and Simbrinza Suspension in glaucoma

o	RLX030 granted Breakthrough Therapy designation from the FDA in acute heart failure

•	Successful execution on growth products and performance in Emerging Growth Markets

o
Growth products2 including Gilenya, Afinitor, Tasigna, Galvus and Jakavi grew 13% to USD 4.5 billion, accounting for 31% of Group net sales in second quarter; achieved net sales of USD 8.7 billion (+14%) in first half

o	Emerging Growth Markets up 11% (cc) in the second quarter, led by China (+25% cc), Russia (+18% cc) and South Korea (+16% cc)

•	2013 Group outlook increased: sales upgraded to low-single digit growth versus year ago (cc); core operating income improved to low-single digit decline (cc)

Key figures
	Q2 2013	Q2 2012	3	% change		H1 2013	H1 2012	3	% change
	USD m	USD m		USD	cc	USD m	USD m		USD	cc
Net sales	14 488	14 303		1	3	28 504	28 038		2	4
Operating income	2 970	3 108		-4	1	5 866	5 844		0	5
Net income	2 548	2 675		-5	0	4 970	4 944		1	6
EPS (USD)	1.03	1.09		-6	-1	2.01	2.03		-1	5
Free cash flow	1 785	2 311		-23		3 083	4 367		-29
Core
Operating income	3 755	3 831		-2	2	7 469	7 438		0	4
Net income	3 227	3 298		-2	2	6 475	6 333		2	6
EPS (USD)	1.30	1.35		-4	1	2.62	2.60		1	5

1 Core results, constant currencies and free cash flow are non-IFRS measures. An explanation of these non-IFRS measures and reconciliation tables can be found beginning on page 42 of the Condensed Financial Report.
2 Growth products are defined on page 2.
3 Restated as explained in the Condensed Financial Report on pages 34 and 68.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies.

Basel, July 17, 2013 — Commenting on the results, Joseph Jimenez, CEO of Novartis, said:
“Novartis delivered a solid second quarter, resulting in a good first half in 2013. Successful execution on growth brands allowed us to navigate patent expiries and new competition, while deepening our footprint in Emerging Growth Markets like China and Russia. Our underlying business showed strong growth behind significant innovation, with sales up 8% and core operating income up 17% in constant currencies in the first half excluding the impact of generics.”

GROUP REVIEW

Second quarter

Group net sales grew on strong execution of growth products1
Group net sales increased 1% (+3% cc) to USD 14.5 billion in the second quarter, with all divisions contributing to growth in constant currencies. Currency had a negative impact of 2 percentage points mainly from the weakening yen.

Excluding the impact of patent expiries, underlying sales grew 8% in constant currencies. This performance was fueled by growth products such as Gilenya, Afinitor, Tasigna, Galvus, Xolair, the Q Family2 and Jakavi, which together contributed USD 4.5 billion or 31% of Group net sales, up 13% over the prior-year period. Generics impacted sales by approximately USD 0.8 billion, mainly due to Diovan and Zometa. Sales continued to benefit from the delayed entry of generic competition for Diovan monotherapy in the US.

Group operating income decreased 4% (+1% cc) to USD 3.0 billion. The negative currency impact of 5 percentage points was mainly due to the weakening yen, which represents a larger proportion of operating income than sales. Operating income margin declined 1.2 percentage points to 20.5% of net sales.

Core operating income was USD 3.8 billion (-2%, +2% cc). Core operating income margin in constant currencies decreased by 0.3 percentage points; currency had a negative impact of 0.6 percentage points, resulting in a net decrease of 0.9 percentage points to 25.9% of net sales. The adjustments made to Group operating income to arrive at core operating income amounted to USD 785 million (2012: USD 723 million).

Excluding the impact of generic competition, core operating income grew 18% in constant currencies.

Group net income was down 5% (0% cc) to USD 2.5 billion, declining at a slightly higher rate than operating income. EPS was down 6% (-1% cc) to USD 1.03.

Group core net income of USD 3.2 billion was 2% (+2% cc) below the previous year. Core EPS declined 4% (+1% cc) to USD 1.30, largely in line with core net income.

Free cash flow was USD 1.8 billion for the second quarter compared to USD 2.3 billion in 2012, mainly due to increased trade receivables from the timing of collections in Spain and the US, as well as higher capital investments.

Pharmaceuticals delivered net sales of USD 8.1 billion (-2%, +1% cc) in the second quarter, driven by strong volume growth (+10 percentage points), which offset the impact of generic competition (USD 0.7 billion, -9 percentage points). Pricing had a negligible impact. Growth products grew 26% (cc) to USD 3.0 billion, contributing 37% of division net sales compared to 30% in the same period last year.

1 In past quarters, we reported the net sales contribution and growth rate of “recently launched products.” As highlighted in January 2013, from the first quarter of 2013, we moved to a new disclosure of “growth products,” which comprises products launched in 2008 or later, or products with exclusivity until at least 2017 in key markets (EU, US, Japan) (except Sandoz, which includes only products launched in the last 24 months). The definition of growth products is maintained in all comparisons to prior year.
2 The Q Family includes Arcapta Neohaler/Onbrez Breezhaler and Seebri Breezhaler.

Pharmaceuticals operating income decreased 7% (-3% cc) to USD 2.6 billion. Core operating income was USD 2.5 billion (-10%, -6% cc). Core operating income margin in constant currencies decreased by 2.3 percentage points; currency had a negative impact of 0.6 percentage points, resulting in a net decrease of 2.9 percentage points to 30.4% of net sales, mainly due to the impact of generic competition and continued investments in key projects in Specialty Care and Oncology.

Alcon net sales increased 3% (+6% cc) to USD 2.7 billion, led by strong growth in the Surgical franchise (+5%, +8% cc). Surgical performance was driven by the cataract segment, which experienced a slight procedural market rebound and market share gains in the US, EU and Japan. Vision Care (+2%, +4% cc) also contributed to growth, as solid sales in contact lenses offset soft growth in contact lens care. Ophthalmic Pharmaceuticals (+2%, +4% cc) was impacted negatively by generic prostaglandin competition and positively by the timing of the otic season in the US.

Alcon operating income of USD 397 million (-5%, +5% cc) was impacted by restructuring costs and the impairment of intangible assets. Core operating income increased by 5% (+10% cc) to USD 1.0 billion. Core operating income margin in constant currencies increased by 1.4 percentage points; currency had a negative impact of 0.7 percentage points, resulting in a net increase of 0.7 percentage points to 37.5% of net sales.

Sandoz net sales increased 3% (+3% cc) to USD 2.2 billion in the second quarter driven by the Fougera acquisition and double-digit increases in retail generics and biosimilars sales in Western Europe (excluding Germany) and emerging markets. Globally, biosimilars (USD 101 million, +19% cc) made a strong contribution to sales growth. Price erosion was 12 percentage points, reflecting significantly higher prior-year pricing for enoxaparin (generic Lovenox®).

Sandoz operating income was USD 259 million (0%, +2% cc). Core operating income was USD 360 million, up 3% (+4% cc) from the previous-year quarter. Core operating income margin in constant currencies increased by 0.1 percentage points; currency had a negative impact of 0.2 percentage points, resulting in a net decrease of 0.1 percentage points to 16.2% of net sales.

Vaccines and Diagnostics net sales reached USD 411 million, up 18% (+18% cc) over the second quarter last year, driven by strong demand across the product portfolio, especially for seasonal influenza vaccines and bulk pediatric shipments. Operating loss was USD 83 million compared to USD 96 million in the 2012 period. Core operating loss was reduced to USD 20 million from USD 90 million in 2012.

Consumer Health, which comprises OTC and Animal Health, delivered net sales of USD 1.0 billion (+11%, +12% cc) in the second quarter, driven by strong base business growth as well as re-launches of several products that had been impacted by supply issues in 2012. Operating income increased to USD 29 million from a negligible amount in the prior-year period. Core operating income was USD 52 million compared to USD 18 million in 2012. Core operating income margin in constant currencies increased 3.1 percentage points; currency had a positive impact of 0.1 percentage points, resulting in a net increase of 3.2 percentage points to 5.2% of net sales.

First half

Strong net sales performance offset impact of patent expiries and new competition
Group net sales increased to USD 28.5 billion in the first half, up 2% (+4% cc) over the prior-year period. Currency had a negative impact of 2 percentage points, mainly due to the weakening yen against the US dollar.

Excluding the impact of patent expiries, underlying sales grew 8% in constant currencies. Growth products contributed USD 8.7 billion or 31% of Group net sales, up 14% over the prior-year period. Generics impacted sales by approximately USD 1.3 billion, mainly due to Diovan and Zometa. US sales continued to benefit from the delayed entry of generic competition for Diovan monotherapy.

Group operating income was USD 5.9 billion (0%, +5% cc). As in the second quarter, the negative currency impact of 5 percentage points in the first half was mainly due to the weakening yen. Operating income margin declined 0.2 percentage points to 20.6% of net sales.

Core operating income was USD 7.5 billion (0%, +4% cc). Core operating income margin in constant currencies increased by 0.1 percentage points; currency had a negative impact of 0.4 percentage points, resulting in a net decrease of 0.3 percentage points to 26.2% of net sales. The adjustments made to Group operating income to arrive at core operating income amounted to USD 1.6 billion (2012: USD 1.6 billion).

Excluding the impact of generic competition, core operating income grew 17% in constant currencies.

Group net income was USD 5.0 billion (+1%, +6% cc), with constant currency growth in line with operating income as lower income from associated companies was compensated by lower net financial expenses due to hedging gains. EPS was down 1% (+5% cc) to USD 2.01.

Group core net income of USD 6.5 billion was ahead of the previous year by 2% (+6% cc). Core EPS was USD 2.62 (+1%, +5% cc), largely following the increase in core net income.

Free cash flow of USD 3.1 billion was below the previous year, mainly due to increased trade receivables from the timing of collections in Spain and the US, higher capital investments and an increase in inventory as safety stock.

Pharmaceuticals net sales reached USD 16.0 billion (-1%, +2% cc) in the first half, with strong volume growth (+10 percentage points) offset by the impact of generic competition (USD 1.2 billion, -8 percentage points). Pricing had a negligible impact. Growth products continued to drive sales expansion and rejuvenate the portfolio, growing 26% (cc) to USD 5.9 billion over the first half of 2012, contributing 37% of division net sales compared to 29% in the same period last year.

Pharmaceuticals operating income was USD 5.1 billion (-1%, +3% cc). Core operating income decreased 5% (-2% cc) to USD 5.0 billion. Core operating income margin in constant currencies declined by 1.2 percentage points; currency had a negative impact of 0.4 percentage points, resulting in a net decrease of 1.6 percentage points to 31.5% of net sales.

Alcon net sales expanded 2% (+4% cc) to USD 5.3 billion in the first half, with all three franchises contributing to growth. Surgical franchise sales (+2% +5% cc) were impacted by slower cataract procedure market growth in the first quarter. Vision Care (+2%, +3% cc) benefited from solid sales in contact lenses, balanced by soft growth in contact lens care. Ophthalmic Pharmaceuticals (+2%, +4% cc) was impacted negatively by generic prostaglandin competition.

Alcon operating income of USD 809 million (+3%, +14% cc) was driven by sales growth and productivity gains, partially offset by restructuring costs and the impairment of intangible assets. Core operating income grew 5% (+9% cc) to USD 2.0 billion, generating strong operating leverage in the first half. Core operating income margin in constant currencies increased by 1.7 percentage points; currency had a negative impact of 0.8 percentage points, resulting in a net increase of 0.9 percentage points to 37.1% of net sales.

Sandoz net sales grew 5% (+5% cc) to USD 4.5 billion in the first half, driven by Fougera and double-digit increases in retail generics and biosimilars sales in Western Europe (excluding Germany) and emerging markets. As in the second quarter, biosimilars (USD 195 million, +21% cc) contributed strongly to sales growth globally. Price erosion was 12 percentage points, driven primarily by higher prior-year pricing for enoxaparin (generic Lovenox®).

Sandoz operating income declined 8% (-7% cc) to USD 510 million driven by provisions for legal matters in the first quarter. Core operating income grew 8% (+9% cc) to USD 791 million. Core operating income margin in constant currencies increased by 0.7 percentage points; currency had a negative impact of 0.1 percentage points, resulting in a net increase of 0.6 percentage points to 17.7% of net sales.

Vaccines and Diagnostics net sales were USD 738 million (+14%, +14% cc) in the first half, up from USD 648 million in the previous-year period, primarily due to a strong US late flu season and bulk pediatric shipments. Operating loss was reduced to USD 240 million from the prior-year loss of USD 269 million. Core operating loss was USD 118 million compared to USD 208 million in the 2012 period.

Consumer Health returned to growth in the first half as net sales increased 8% (+10% cc) to USD 2.0 billion, driven by both the OTC and Animal Health Divisions. Operating income increased to USD 40 million from USD 12 million in the prior-year period. Core operating income reached USD 128 million compared to USD 59 million in 2012. Core operating income margin increased 3.2 percentage points to 6.4% of net sales with no currency impact.

Executing on innovation, growth and productivity

Underpinning our long-term growth strategy – which is based on leveraging our science-based innovation across high-growth segments of the healthcare industry – is a consistent focus on three core priorities: innovation, growth and productivity. We continued to make solid progress in all these areas in the second quarter.

Innovation: Pipeline progress with regulatory and clinical trial successes across the portfolio

The second quarter saw solid pipeline progress with positive regulatory decisions and significant clinical trial data released. Key developments are included below.

New approvals and positive opinions

•	Lucentis received EU approval to treat myopic choroidal neovascularization
The EMA approved Lucentis (ranibizumab) as a treatment for visual impairment due to choroidal neovascularization secondary to pathologic myopia (myopic CNV), following a positive CHMP opinion in the second quarter. This marks the fourth major ocular indication for Lucentis in the EU.

•	Ilaris approved by FDA to treat serious form of childhood arthritis
Ilaris (canakinumab) received FDA approval to treat active systemic juvenile idiopathic arthritis (SJIA), a rare and debilitating disease with minimal treatment options, in patients aged 2 years and older.

•	FDA approved Exelon Patch to treat patients across all stages of Alzheimer’s disease
The FDA expanded the approved indication for Exelon Patch, which was already approved for the treatment of mild to moderate dementia of the Alzheimer's type and mild to moderate dementia associated with Parkinson's disease, to include the treatment of patients with severe Alzheimer’s disease.

•	Simbrinza Suspension approved by the FDA in glaucoma
The FDA also approved Alcon’s Simbrinza Suspension (Brinzolamide 1.0%/Brimonidine 0.2%) for the reduction of elevated intraocular pressure in patients with primary open-angle glaucoma or ocular hypertension.

Regulatory submissions and filings

•	FDA granted Breakthrough Therapy designation for RLX030 in acute heart failure
The FDA designated RLX030 (serelaxin) as a Breakthrough Therapy for the treatment of acute heart failure (AHF) based on data from the Phase III RELAX-AHF trial, which showed that patients who received RLX030 had a 37% reduction in mortality at 6 months after an AHF episode compared to those who received conventional treatment. If approved, RLX030 has the potential to be the first treatment breakthrough for AHF patients in 20 years. Regulatory filing with FDA achieved in May.

Results from important clinical trials and other highlights

•	Phase III psoriasis study supported superiority of AIN457 over standard of care
Top-line results from the head-to-head Phase III FIXTURE trial of more than 1,300 moderate-to-severe plaque psoriasis patients demonstrated the superiority of AIN457 (secukinumab) to Enbrel® (etanercept) in clearing skin. AIN457 met all primary and secondary endpoints in the trial, expected to support regulatory submissions in the second half of 2013.

•	Pivotal study showed Xolair holds promise for chronic spontaneous urticaria patients
Xolair (omalizumab) met all key efficacy endpoints in the Phase III GLACIAL study, demonstrating significant improvement in itch in patients with chronic spontaneous urticaria.

Phase III trial showed Afinitor delays tumor growth in HER2+ advanced breast cancer
Results from the pivotal BOLERO-3 study found that the addition of Afinitor (everolimus) tablets to trastuzumab and vinorelbine after prior therapy significantly extended progression-free survival in women with HER2+ advanced breast cancer.

•	Phase III Jakavi results showed improved overall survival in myelofibrosis patients
A Phase III three-year study of Jakavi (ruxolitinib) demonstrated improved overall survival among myelofibrosis patients and sustained reductions in spleen size compared to conventional therapy.

•	New data highlighted potential of Breakthrough Therapy LDK378 in lung cancer
Selective ALK inhibitor LDK378, an FDA-designated Breakthrough Therapy, produced a marked clinical response in patients with ALK+ non-small cell lung cancer, according to clinical trial results presented at the American Society of Clinical Oncology annual meeting.

•	IGNITE clinical trial program continued to demonstrate strength of COPD portfolio
Data from the 26-week Phase III SHINE study, showing that investigational once-daily dual bronchodilator QVA149 (indacaterol maleate 110 mcg/glycopyrronium 50 mcg) provided statistically significant improvements in lung function compared to alternative treatments, were published in the European Respiratory Journal. In addition, data from the Phase III SPARK study were presented at the American Thoracic Society International Conference. The results showed that QVA149 reduced the overall rate of exacerbations, improved lung function and health-related quality of life compared to alternative treatments in patients with severe and very severe COPD.

•	Gilenya shown to improve four key measures of multiple sclerosis
Data from the Phase III TRANSFORMS study demonstrated the efficacy of Gilenya (fingolimod) across four key measures of multiple sclerosis (MS). The findings showed an almost 50% increase in the proportion of patients who were disease-free after switching to Gilenya from standard interferon and annualized relapse rates reduced by more than 50% after one year for patients who switched.

•	Real-world data underscored Lucentis efficacy and safety across indications
New data presented at the Association for Research in Vision and Ophthalmology annual meeting strengthened the well-established efficacy and long-term safety profile of Lucentis (ranibizumab) across multiple retinal disease areas.

•	Sandoz reinforced leadership in biosimilars with launch of Phase III trial for etanercept
Sandoz initiated a major Phase III clinical trial with its biosimilar version of etanercept (biosimilar Enbrel®) in patients with moderate to severe chronic plaque-type psoriasis.

Growth: Key growth products and Emerging Growth Markets continued to perform strongly

In the second quarter, key growth drivers – including launch brands like Gilenya, Afinitor, Tasigna, Galvus, Lucentis and Xolair, as well as biosimilars and Emerging Growth Markets – continued to demonstrate the strength of our portfolio across disease areas and geographies. Highlights are included below.

Key growth products

•	Gilenya (USD 468 million in the second quarter, +66% cc; USD 889 million in the first half, +68% cc) maintained strong growth in the second quarter as new data continued to support its efficacy.

•	Afinitor (USD 308 million in the second quarter, +77% cc; USD 611 million in the first half, +94% cc), approved in the US and EU across five indications, continued to grow across markets.

•
Tasigna (USD 315 million in the second quarter, +38% cc; USD 599 million in the first half, +38% cc), our second-generation targeted therapy for chronic myeloid leukemia, drove 7% growth in our Bcr-Abl franchise (which includes Gleevec/Glivec in addition to Tasigna) to USD 1.5 billion.

•	Galvus (USD 289 million in the second quarter, +37% cc; USD 556 million in the first half, +38% cc), which is approved in more than 100 countries for type 2 diabetes, grew strongly worldwide.

•
Lucentis (USD 576 million in the second quarter, -3% cc; USD 1.2 billion in the first half, +1% cc) delivered strong double-digit volume growth in the second quarter, driven by launches in new indications with high unmet need (specifically, diabetic macular edema and retinal vein occlusion). Pricing had a negative impact on sales in the quarter, mainly due to one-time reductions required to secure reimbursement for new indications. Together with competitive pressure in certain markets, particularly Japan and Australia, this resulted in slightly lower sales than in the previous-year quarter.

•
Xolair (USD 148 million in the second quarter, +20% cc; USD 289 million in the first half, +24% cc), our first-in-class antibody approved for the treatment of persistent allergic asthma, continued to show strong growth.

•
Biosimilars (USD 101 million in the second quarter, +19% cc; USD 195 million in the first half, +21% cc), a key growth driver for Sandoz, continued to deliver double-digit sales growth driven by strong momentum in its three in-market products, each of which is the leading biosimilar in its respective market segment.

Emerging Growth Markets

•
Net sales in our Emerging Growth Markets – which comprise all markets except the US, Canada, Western Europe, Australia, New Zealand and Japan – grew 11% (cc) in the second quarter, contributing USD 3.7 billion or 26% to Group net sales. In the first half, Emerging Growth Markets were up 10% (cc) to USD 7.2 billion.

•	In China, net sales performance was strong across the portfolio, up 25% (cc) in the quarter and up 23% (cc) in the first half.

•	Russia and South Korea net sales were up 18% and 16% in the second quarter and 25% and 16% in the first half, respectively (cc).

Productivity: Efficiency gains supporting reinvestment in the business

Ongoing productivity initiatives relate to procurement and resource allocation across the portfolio, as well as our manufacturing network and supporting infrastructure.

•	In Procurement, our focus on leveraging our scale, generated savings of approximately USD 340 million in the second quarter.

•
We continued to optimize our manufacturing footprint in the second quarter, increasing capacity utilization and shifting strategic production to Technology Competence Centers. Related to this initiative, we recorded exceptional charges of USD 20 million in the second quarter and USD 86 million in the first half. This brings total charges to USD 486 million cumulatively since the program began in the fourth quarter of 2010.

In the second quarter, our productivity initiatives generated gross savings that contributed approximately USD 650 million to operating income. We are on track to achieve our productivity target of 3% to 4% of net sales in 2013.

Quality: Aggressive management of quality remediation

Novartis continues to focus on building technical capabilities and a sustainable culture for quality and compliance across the network. There were a total of 63 health authority inspections during the second quarter, 8 of which were conducted by the FDA. The vast majority were assessed as good or satisfactory, reflecting our intense focus on quality remediation.

On May 28, 2013, the FDA issued a Warning Letter for the Sandoz site in Unterach, Austria, which Novartis acquired through the acquisition of EBEWE Pharma in 2009. The Warning Letter followed an October 2012 inspection and cited two Current Good Manufacturing Practices (cGMP) violations, related to the regulatory approval of a process change for two products and the visual inspection process historically in use at the site. We submitted our response on June 20, 2013, and are working closely with the FDA to address these concerns. No supply disruption is expected.

Free cash flow

Free cash flow of USD 3.1 billion in the first half (USD 1.8 billion in the second quarter) was below the previous-year level (USD 4.4 billion for first half; USD 2.3 billion for second quarter), mainly due to increased trade receivables from the timing of collections in Spain and the US, higher capital investments and an increase in inventory as safety stock.

Capital structure and net debt

Strong cash flows and a sound capital structure have allowed Novartis to focus on driving innovation, growth and productivity across its diversified healthcare portfolio while keeping its double-A rating as a reflection of financial strength. Retaining a good balance between attractive shareholder returns, investment in the business and a strong capital structure will remain a priority in the future.

During the first half of 2013, approximately 30 million shares were issued as a result of options exercised related to employee participation programs and repurchases of employee shares, resulting in a cash inflow of USD 1.4 billion. Novartis is mitigating the dilutive impact of these programs on an ongoing basis and has already re-purchased 13.4 million shares (USD 1.0 billion) on the SIX Swiss Exchange first trading line year to date.

As of June 30, 2013, net debt stood at USD 13.6 billion, compared to USD 11.6 billion at December 31, 2012. Net debt increased as the dividend payment of USD 6.1 billion in the first quarter and year-to-date share repurchases of USD 1.0 billion exceeded free cash flow generation. In the second quarter, net debt decreased by USD 1.3 billion to USD 13.6 billion as a result of free cash flow generated. A USD 2.0 billion bond issued in 2010 was repaid at maturity during the second quarter.

2013 Group outlook

Barring unforeseen events, 2013 Group outlook increased

We have raised our outlook for 2013 performance to reflect a smaller impact from generic competition, now expected to be up to USD 2.7 billion compared to the assumption of USD 3.5 billion in January. The reduction is mainly due to the absence of generic competition for Diovan monotherapy in the US, and due to our expectation that this absence is likely to continue in the third quarter. While this delay is expected to provide upside in reported sales and operating profits in 2013, we expect the benefit to reverse and result in higher generic erosion in 2014, pending the launch of a generic Diovan monotherapy in the US.

Group net sales in 2013 are now expected to grow at a low-single digit rate in constant currencies, including the absorption of the impact of generic competition.

Group core operating income in 2013 is now expected to decline in constant currencies at a low-single digit rate as a result of lower generic competition and continued investment into our pipeline and launches.

During the second quarter, the US dollar strengthened against many currencies, but principally against the yen. If June average exchange rates prevail for the remainder of the year, there would be a negative impact of approximately 2% on sales and approximately 6% on operating income for the full year (with core operating income negatively impacted by approximately 4%).

Summary Financial Performance

Group
	Q2 2013	Q2 2012	% change		H1 2013	H1 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	14 488	14 303	1	3	28 504	28 038	2	4
Operating income	2 970	3 108	-4	1	5 866	5 844	0	5
As % of net sales	20.5	21.7			20.6	20.8
Core operating income	3 755	3 831	-2	2	7 469	7 438	0	4
As % of net sales	25.9	26.8			26.2	26.5

Pharmaceuticals
	Q2 2013	Q2 2012	% change		H1 2013	H1 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	8 121	8 255	-2	1	15 998	16 094	-1	2
Operating income	2 557	2 741	-7	-3	5 096	5 143	-1	3
As % of net sales	31.5	33.2			31.9	32.0
Core operating income	2 472	2 746	-10	-6	5 045	5 335	-5	-2
As % of net sales	30.4	33.3			31.5	33.1

Alcon
	Q2 2013	Q2 2012	% change		H1 2013	H1 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 736	2 648	3	6	5 302	5 189	2	4
Operating income	397	419	-5	5	809	782	3	14
As % of net sales	14.5	15.8			15.3	15.1
Core operating income	1 025	974	5	10	1 969	1 876	5	9
As % of net sales	37.5	36.8			37.1	36.2

Sandoz
	Q2 2013	Q2 2012	% change		H1 2013	H1 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 216	2 147	3	3	4 475	4 271	5	5
Operating income	259	259	0	2	510	557	-8	-7
As % of net sales	11.7	12.1			11.4	13.0
Core operating income	360	349	3	4	791	731	8	9
As % of net sales	16.2	16.3			17.7	17.1

Vaccines and Diagnostics
	Q2 2013	Q2 2012	% change		H1 2013	H1 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	411	349	18	18	738	648	14	14
Operating loss	-83	-96	14	14	-240	-269	11	11
As % of net sales	-20.2	-27.5			-32.5	-41.5
Core operating loss	-20	-90	78	78	-118	-208	43	44
As % of net sales	-4.9	-25.8			-16.0	-32.1

Consumer Health
	Q2 2013	Q2 2012	% change		H1 2013	H1 2012	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	1 004	904	11	12	1 991	1 836	8	10
Operating income	29	0	nm	nm	40	12	233	216
As % of net sales	2.9	0			2.0	0.7
Core operating income	52	18	189	186	128	59	117	118
As % of net sales	5.2	2.0			6.4	3.2
nm – not meaningful

A condensed financial report with the information listed in the index below can be found on our website at http://www.novartis.com/downloads/investors/financial-results/quarterly-results/2013-07-interim-financial-report-en.pdf.

Novartis Q2 and H1 2013 Condensed Financial Report – Supplementary Data

Disclaimer
This press release contains forward-looking statements that can be identified by terminology such as “guidance,” “prospects,” “Breakthrough Therapy,” “outlook,” “strategy,” “pipeline”, “potential”, “expected”  promise,” “momentum”, “ongoing”, “expectation” “likely”, “would,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential outcomes of our efforts to improve the quality standards at any or all of our manufacturing sites; or regarding potential future sales or earnings of the Novartis Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that the Group will be successful in its efforts to improve the quality standards at any or all of our manufacturing sites, or that we will succeed in restoring or maintaining production at any particular sites. Neither can there be any guarantee that the Group, or any of its divisions, will achieve any particular financial results. In particular, management's expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including additional analyses of existing clinical data or unexpected new clinical data; the Group's ability to obtain or maintain patent or other proprietary intellectual property protection, including the ultimate extent of the impact on the Group of the loss of patent protection on key products which commenced last year and will continue this year and in coming years; unexpected product manufacturing and quality issues, including the resolution of the Warning Letters issued to us with respect to certain Sandoz manufacturing facilities, and the ongoing efforts to restart production of certain products formerly produced at the Consumer Health manufacturing facility at Lincoln, Nebraska, and the restructuring efforts at that site; government, industry, and general public pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, shareholder litigation, government investigations and intellectual property disputes; competition in general; uncertainties regarding the effects of the ongoing global financial and economic crisis, including the financial troubles in certain Eurozone countries; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; the impact that the foregoing factors could have on the values attributed to the Group's assets and liabilities as recorded in the Group's consolidated balance sheet; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2012, the Group achieved net sales of USD 56.7 billion, while R&D throughout the Group amounted to approximately USD 9.3 billion (USD 9.1 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 131,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Important dates
October 22, 2013                                          Third quarter results 2013
November 22, 2013                                      Novartis Investor Day in London
January 29, 2014                                          Fourth quarter and full year results 2013
February 25, 2014                                        Annual General Meeting